701 N. Lilac Drive
P.O. Box 1452
Minneapolis, MN
55440-1452

T: Direct: 763.540.1360
F: Direct: 763.765.9998

March 22, 2013                                                                                                  BY EDGAR

Mr. Terence O’Brien, Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tennant Company
Form 10-K
Filed February 22, 2013
File No. 1-16191

Dear Mr. O’Brien:

The purpose of this letter is to confirm our understanding, based on my phone conversation with Leland Benton of your office on March 21, 2013, that the Securities and Exchange Commission has taken no exception to our request for additional time to respond to the comments identified in your letter dated March 20, 2013.  As discussed, our response will be provided on or before April 12, 2013.

     Very truly yours,

/s/ Amy M. Jensen
Amy M. Jensen
Sr. Corporate Governance Specialist and
    Assistant Secretary

cc:	Thomas Paulson
Heidi M. Wilson